Exhibit 3.1

ARTICLES OF AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF OCWEN FINANCIAL CORPORATION

Ocwen Financial Corporation, a Florida corporation (the “Corporation”), acting pursuant to the provisions of Sections 607.1006 and 607.10025 of the Florida Business Corporation Act, does hereby adopt the following Articles of Amendment to its Amended and Restated Articles of Incorporation:

FIRST: The name of the Corporation is: Ocwen Financial Corporation.

SECOND: These Articles of Amendment have been adopted and approved in connection with a share division pursuant to Section 607.10025 of the Florida Business Corporation Act. The resolutions approving the division of shares were adopted and approved by the Board of Directors of the Corporation on July 27, 2020, without shareholder action. Shareholder action was not required pursuant to Section 607.10025(2) of the Florida Business Corporation Act.

THIRD: The amendment to the Amended and Restated Articles of Incorporation set forth below does not adversely affect the rights or preferences of the holders of outstanding shares of the Corporation’s common stock, and the percentage of authorized shares of the Corporation’s common stock remaining unissued after the division will not exceed the percentage of authorized shares of the Corporation’s common stock that were unissued before the division.

FOURTH: Paragraph one (1) of Article III of the Amended and Restated Articles of Incorporation shall be deleted in its entirety and replaced with the following:

“The total number of shares of stock of all classes and series the Company shall have authority to issue is 33,333,333 shares consisting of (i) 13,333,333 shares of common stock, par value of $0.01 per share, and (ii) 20,000,000 shares of preferred stock, par value $0.01 per share, with such rights, preferences and limitations as may be set from time to time by resolution of the board of directors and the filing of Articles of Amendment as required by the Florida Business Corporation Act. Upon the filing and effectiveness (the “Effective Time”) pursuant to the Florida Business Corporation Act of these Articles of Amendment, each fifteen (15) shares of Common Stock either issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Shareholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive shares rounded up to the nearest whole share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

FIFTH: That these Articles of Amendment shall become effective at 5:00 P.M. eastern time on August 13, 2020, in accordance with the applicable provisions of the Florida Statutes.

IN WITNESS WHEREOF, the undersigned duly authorized officer of the Corporation has executed these Articles of Amendment as of this 4th day of August, 2020.

OCWEN FINANCIAL CORPORATION

By:	/s/ Joseph J. Samarias
Name:	Joseph J. Samarias
Title:	Secretary